EXHIBIT 99.1

15 West 6th Street, Suite, 1800 · Tulsa, Oklahoma 74119 · (918) 513-4570 · Fax: (918) 513-4571
www.laredopetro.com

Laredo Petroleum Holdings, Inc. Announces $438 Million Sale of Anadarko
Basin Assets to Affiliates of EnerVest

TULSA, OK - May 21, 2013 - Laredo Petroleum Holdings, Inc. (NYSE: LPI) (“Laredo” or the “Company”) today announced that the Company has signed an agreement with various affiliates of EnerVest, Ltd. (“EnerVest”) to sell all of Laredo's interests in properties and assets in the Anadarko Basin. Under the agreement, which has an effective date of April 1, 2013, EnerVest will acquire approximately 104,000 net acres of leasehold held by Laredo in the Anadarko Basin of Western Oklahoma and the Texas Panhandle and associated infrastructure. At closing, EnerVest will pay $438 million in cash to Laredo, before normal closing adjustments. The transaction is expected to close during the third quarter of 2013, subject to customary closing conditions.
During the first quarter of 2013, Laredo's production from the Anadarko Basin was approximately 4.9 billion cubic feet of liquids-rich natural gas and approximately 49.6 thousand barrels of crude oil and condensate. As of December 31, 2012, Laredo's reported estimated proved reserves included approximately 162 billion cubic feet of natural gas and approximately 1.5 million barrels of crude oil and condensate associated with the assets being sold.
“The Anadarko Basin has been a meaningful part of Laredo's rapid growth in reserves and production for the past five years,” said Randy A. Foutch, Laredo Chairman and Chief Executive Officer. “However, the continued success that Laredo is experiencing with its Permian-Garden City properties makes this an ideal time to re-deploy capital from this transaction into what we believe are even higher returning projects in the Permian Basin. Upon completing this transaction, the Company anticipates adding two horizontal rigs to its Permian-Garden City development program, bringing the total to six horizontal rigs drilling multi-well pads by year-end 2013.”
Completion of the transaction is subject to preferential rights to purchase held by certain working interest owners in the properties as well as customary closing conditions and regulatory approvals. Laredo plans to provide updates to guidance for 2013 production, operating expenses and capital expenditures when the transaction is closed.

Wells Fargo Securities, LLC served as financial advisor and Akin Gump Strauss Hauer & Feld LLP served as legal advisor to Laredo on the transaction.

About Laredo
Laredo Petroleum Holdings, Inc. is an independent energy company with headquarters in Tulsa, Oklahoma. Laredo's business strategy is focused on the exploration, development and acquisition of oil and natural gas properties primarily in the Permian and Mid-Continent regions of the United States.
Additional information about Laredo may be found on its website at www.laredopetro.com.

Forward-Looking Statements
This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities that Laredo assumes, plans, expects, believes, intends, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Our expectations regarding our business outlook and business plans, including the potential divestiture of any assets, oil and natural gas markets, cost and availability of resources, legal and regulatory conditions and other matters are our forecasts regarding these matters.

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Contacts:
Rick Buterbaugh: (918) 858-5151 - RButerbaugh@laredopetro.com
Branden Kennedy: (918) 858-5015 - BKennedy@laredopetro.com

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